EXHIBIT 1

Land and Buildings Highlights Need For Increased Operational Focus at MGM Resorts

– MGM’s First Quarter Earnings Results Highlight the Need for Fresh Perspectives to Improve Operational Performance –

– Las Vegas RevPAR in the First Quarter Missed the Company’s Guidance and We Believe a Lack of Expense Control Led to a 6% Decline in EBITDA in at the Company’s Wholly-owned Las Vegas Strip Assets –

– Since March 20, 2015, When the Board Just Said ‘No’ and Rejected the Proposed Nominations of Our Four Nominees to the Company's Board, MGM’s Share Price Has Fallen by 14%, Eroding $1.9 Billion of Shareholder Value –

– Vote for Land and Buildings’ Four Highly-Qualified Board Nominees on the GOLD Proxy Card Today For a Fresh Perspective on Operations, Amongst Other Areas –

Stamford, CT— (May 7, 2015) – Land and Buildings, an investment firm specializing in publicly traded real estate and real estate related securities, and a shareholder of MGM Resorts International (NYSE: MGM) (“MGM” or the “Company”), today issued the following press release highlighting what it sees as the urgent need for increased operational focus at MGM, as evidenced by the Company’s first quarter earnings report issued on March 4, 2015:

MGM Resorts’ Disappointing Operating Results in the First Quarter Underscore the Need for Change

MGM’s first quarter 2015 Las Vegas operating results, in our view, were highly troubling and support the need for greater operational focus. In particular, during the first quarter:

  RevPAR at the Company’s wholly-owned Las Vegas Strip properties rose 1%, falling short of management’s guidance of 2%-3% growth, an outlook that was given more than halfway through the first quarter on February 17, 2015.
  EBITDA at the Company’s wholly-owned Las Vegas Strip properties declined by 6%, or $21 million, from a year ago, despite revenues being flat year-over-year.
  Despite a 3% increase in revenues at the Company’s “non-luxury” Las Vegas assetsi, EBITDA declined 2%, highlighting the failure of the Company to control expenses and drive EBITDA higher, in our view.

In response to MGM’s first quarter performance, Deutsche Bank noted the following, which in our view highlights the lack of focus on expense control at MGM:

“In 2014, MGM’s LV Strip same-store operations had recovered to 86% of prior peak net revenue (2007), but only 66% of prior peak EBITDA…What we struggle with, however, is the meaningful dichotomy between two Companies that are operating in the same labor / fixed cost environment, and showing such stark expense control deltas. To demonstrate this point, we look at BYD …Unlike MGM, who has experienced expense growth in every quarter since the 3Q13, BYD opex grew just once over that span, a 70 bps increase in the 2Q14…we believe it is indicative of our view that MGM should at the very least have some low hanging fruit on the cost side in the Strip operations.”

We are deeply concerned about what we view as MGM’s lack of focus on expense control in Las Vegas, as evidenced by Chairman and CEO Jim Murren’s statement on the Company’s earnings call on May 4, 2015 that, “we feel good about how we’re managing costs,”. The Company appears, in our view, to be more focused on new development rather than maximizing profits at irreplaceable assets they already own in Las Vegas and improving its balance sheet by prioritizing the paying off of high interest rate debt.

L&B Board Nominees Would Provide Fresh Perspective on Operations, Amongst Other Areas

We believe our director nominees, if elected, would help ensure that the MGM Board and management honestly inquire into the Company’s operations with an eye toward reducing expenses. The Land and Buildings’ nominees could seek to better align shareholders’ and management’s interests by including, as part of evaluating the management team’s performance and annual bonus compensation, an assessment of operating metrics, such as EBITDA margins and EBITDA flow-through, as opposed to the current annual incentive, which is tied solely to EBITDA.

Improving operating performance can have a significant impact on MGM’s share price, as evidenced by the fact that a 200 basis point improvement in EBITDA margin could translate into $4 per share of stock price, or approximately 20% price appreciation. Land and Buildings' nominees will not only ensure that the Company undertakes a clear-eyed assessment of its operations but also other areas that Land and Buildings has highlighted as opportunities, including but not limited to: unlocking the value of MGM's real estate, selling non-core assets and deleveraging the balance sheet.

Land and Buildings’ slate of proposed nominees possesses track records that speak for themselves:

✓	Matthew J. Hart: Former President, COO and CFO, Hilton Hotels Corporation (NYSE: HLT), and former CFO, Host Marriott Corporation
✓	Richard Kincaid: Former President and CEO of Equity Office Properties Trust
✓	Jonathan Litt: Founder and CIO of Land and Buildings
✓	Marc Weisman: Former Partner of Weil Gotshal & Manges, and former CFO of Oppenheimer & Co., Inc.

Vote on the GOLD proxy card today.

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About Land and Buildings:

Land and Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land and Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

Investor Contact:

Scott Winter / Jonathan Salzberger

Innisfree M&A Incorporated

212-750-5833

Media Contact:
Elliot Sloane / Dan Zacchei

Sloane & Company

212-486-9500

Esloane@sloanepr.com or

Dzacchei@sloanepr.com

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS") AND MATTHEW J. HART, RICHARD KINCAID AND MARC A. WEISMAN (TOGETHER WITH LAND & BUILDINGS, THE "PARTICIPANTS") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON APRIL 16, 2015 A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF MGM RESORTS INTERNATIONAL (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST.

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1 Defined as Circus, Circus, Excalibur, Luxor, Monte Carlo, and New York New York.